No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), AND 57(c) OF THE
INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) GRANTING EXEMPTIONS FROM
SECTIONS 12(d)(1)(A) AND (C), 18(a), 21(b), 57(a)(1)-(a)(3), AND 61(a) OF THE 1940 ACT;
UNDER SECTION 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT TO
PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION
57(a)(4) OF THE 1940 ACT;  AND UNDER SECTION 12(h) OF THE SECURITIES
EXCHANGE ACT OF 1934 (“EXCHANGE ACT”) GRANTING AN EXEMPTION FROM
SECTION 13(a) OF THE EXCHANGE ACT.

FIDUS INVESTMENT CORPORATION,
FIDUS MEZZANINE CAPITAL, L.P.,
FIDUS MEZZANINE CAPITAL GP, LLC,
FIDUS INVESTMENT GP, LLC,
and
FIDUS INVESTMENT ADVISORS, LLC

1603 Orrington Avenue,  Suite 820
Evanston, Illinois 60201
(847) 859-3940

All Communications, Notices and Orders to:
Edward H. Ross
Chief Executive Officer
Fidus Investment Corporation
1603 Orrington Avenue, Suite 820
Evanston, Illinois 60201
(847) 859-3940

Copies to:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004	Jonathan Talcott, Esq. Nelson Mullins Riley & Scarborough, LLP 101 Constitution Avenue, NW, Suite 900 Washington, D.C. 20001

March  15, 2011

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

FIDUS INVESTMENT CORPORATION,
FIDUS MEZZANINE CAPITAL, L.P.,
FIDUS MEZZANINE CAPITAL GP, LLC,
FIDUS INVESTMENT GP, LLC,

and

FIDUS INVESTMENT ADVISORS, LLC

1603 Orrington Avenue
Suite 820
Evanston, Illinois 60201

File No. 812-
Investment Company Act of 1940
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )
APPLICATION FOR AN ORDER UNDER
SECTIONS 6(c), 12(d)(1)(J), AND 57(c) OF
THE INVESTMENT COMPANY ACT OF
1940 GRANTING EXEMPTIONS FROM
SECTIONS 12(d)(1)(A) AND (C), 18(a), 21(b),
57(a)(1)-(a)(3), AND 61(a) OF THE 1940 ACT;
UNDER SECTION 57(i) OF THE 1940 ACT
AND RULE 17d-1 UNDER THE 1940 ACT
TO PERMIT CERTAIN JOINT TRANSACTIONS
OTHERWISE PROHIBITED BY SECTION 57(a)(4)
OF THE 1940 ACT;  AND UNDER SECTION 12(h)
OF THE SECURITIES EXCHANGE ACT OF 1934
GRANTING AN EXEMPTION FROM SECTION 13(a)
OF THE EXCHANGE ACT.

Fidus Investment Corporation, a Maryland corporation (the “Company”), Fidus Mezzanine Capital, L.P., a Delaware limited partnership (“Fidus SBIC”), Fidus Mezzanine Capital GP, LLC, a Delaware limited liability company (“General Partner”), Fidus Investment GP, LLC, a Delaware limited liability company (“New General Partner”) and Fidus Investment Advisors, LLC  (“Fidus Advisors”) (collectively, the “Applicants”), hereby file an application (“Application”) for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 12(d)(1)(J), 57(c), and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 and under Section 12(h) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).  The requested relief would permit the Company and Fidus SBIC to operate effectively as one

1 Unless otherwise indicated, all section references herein are to the 1940 Act.
2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

company, specifically allowing them to: (1) engage in certain transactions with each other; (2) invest in securities in which the other is or proposes to be an investor; (3) be subject to modified consolidated asset coverage requirements for senior securities issued by a business development company (“BDC”) and its small business investment company (“SBIC”) subsidiary; and (4) file consolidated reports with the Commission.

I.	STATEMENT OF FACTS AND BACKGROUND

A. The Company
The Company was organized under the General Corporation Law of the State of Maryland on February 14, 2011 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that will elect to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act.  In addition, the Company intends to elect to be treated as a regulated investment company (“RIC”) for tax purposes as defined under Subchapter M of the internal Revenue Code of 1986, as amended.
The Company intends to offer its common stock to the public in an initial public offering (“IPO”) pursuant to its Registration Statement on Form N-2, which was filed on March 1, 2011 (the “N-2”).  The Company will register under the Exchange Act by filing a Form 8A and file its election to become a BDC on the date the N-2 is declared effective, after which it will become subject to the periodic reporting requirements under Section 13(a) of the Exchange Act.  The Company will apply to have its common stock listed on the Nasdaq Global Market under the symbol “FDUS.”
The Company will provide customized mezzanine debt and equity financing solutions to lower middle-market companies located throughout the United States that have revenues between $10 million and $150 million.  The Company’s investment objective is to provide attractive risk-adjusted returns by generating both current income from debt investments and capital appreciation from equity related investments.  The Company’s investment philosophy is to partner with business owners, management teams and financial sponsors to provide customized financing for strategic acquisitions, business expansion and other growth initiatives, ownership transactions and recapitalizations.
The Company’s investments will generally range from $5 million to $15 million per portfolio company.  In certain situations, the Company may partner with other unaffiliated funds to provide larger financing commitments.  The Company will operate Fidus SBIC as an SBIC subsidiary and utilize the proceeds of the sale of SBA guaranteed debentures to enhance returns to the Company’s stockholders.  The Company’s executive offices are located at 1603 Orrington Avenue, Suite 820, Evanston, Illinois 60201.
The Company’s board of directors (the “Board”) consists of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act.  Pursuant to the Company’s charter, members of the Board will be divided into three classes.  Each class of directors will hold office for a three year term.  However, the initial members of the three classes will have initial terms of one, two and three years, respectively.  At each annual meeting of the Company’s stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.  The Company’s charter permits the Board to elect directors to fill vacancies that are created either through an increase in the number of directors or due to the resignation, removal or death of any director.

B. Fidus SBIC
Fidus SBIC was organized as a limited partnership under the laws of Delaware on February 5, 2007 and received its license from the SBA on October 22, 2007 to operate as a SBIC under the Small Business Investment Act of 1958 (“SBA Act”).  The principals of Fidus SBIC sought an SBIC license in order to give Fidus SBIC access to attractive fixed-rate leverage guaranteed by the SBA.  As of December 31, 2010, Fidus SBIC had total assets of $147.7 million, representing investments in 17 portfolio companies.  Prior to and upon consummation of the IPO, Fidus SBIC has had and will continue to have the same investment objectives and strategies as the Company, as summarized above.
On March 1, 2011, Fidus SBIC filed its Registration Statement on Form N-5 with the Commission, as a co-registrant with the Company on the Company’s N-2.  As a result of the IPO and the Formation Transactions, Fidus SBIC could be deemed to fail to meet the requirements for exclusion from the definition of an investment company set forth in (1) Section 3(c)(1)  by reason of subparagraph (A) of Section 3(c)(1) and (2) Section 3(c)(7) by virtue of its failure to qualify as a “qualified purchaser” within the meaning of Section 2(a)(51) by virtue of Rule 2a51-3(a) of the 1940 Act as the Company could be deemed to have been formed for the purpose of investing in Fidus SBIC.  Accordingly, Fidus SBIC will file an election on Form N-54A to be regulated as a BDC under the 1940 Act in connection with the effectiveness of its Registration Statement on Form N-5.  Fidus SBIC will be consolidated with the Company for financial reporting purposes.
The Company will directly own a 99.9% limited partnership interest in Fidus SBIC.  The New General Partner, a wholly-owned subsidiary of the Company, will own a 0.1% general partnership interest in Fidus SBIC.  Therefore, Fidus SBIC will be functionally a wholly-owned subsidiary of the Company because the Company and the New General Partner will own all of the partnership and voting interests in Fidus SBIC.  Fidus SBIC will be consolidated with the Company for financial reporting purposes.
C. The General Partner and the New General Partner
The General Partner was organized as a limited liability company under the laws of the state of Delaware on February 5, 2007.  The New General Partner was organized as a limited liability company under the laws of the State of Delaware on March 14, 2011.  The General Partner is the sole general partner of Fidus SBIC.  Pursuant to the provisions of the Amended and Restated Limited Partnership Agreement (the “LP Agreement”), the General Partner has delegated its authority to manage the business and affairs of Fidus SBIC to Fidus Capital, LLC.  Upon consummation of the IPO and the other Formation Transactions described below in more detail, Fidus SBIC will terminate its agreement with Fidus Capital, LLC and the Company will enter into a new investment advisory and management agreement with Fidus Advisors.  In addition, upon consummation of the IPO and the Formation Transactions, the General Partner will merge with and into the New General Partner and the New General Partner will be the surviving entity.  As a consequence, the General Partner’s only role is, and the New General Partner’s only role will be, to perform ministerial  functions that result from decisions made by Fidus Capital, LLC and  Fidus Advisors respectively; the General Partner is not and the New General Partner will not be able to prevent Fidus Capital, LLC and Fidus Advisors, respectively, from acting independently.
D. Fidus Advisors
  Fidus Advisors was organized as a limited liability company under the laws of the state of Delaware on February 11, 2011, and will serve as the investment adviser to the Company and Fidus SBIC.  The investment professionals of Fidus Advisors will be responsible for sourcing potential investments, conducting research and diligence on potential investments and equity sponsors, analyzing investment opportunities, structuring investments and monitoring the investments and portfolio companies of the Company and its wholly-owned subsidiaries, including Fidus SBIC.
E. The Formation Transactions
It is anticipated that, simultaneously with the closing of the IPO, through a series of transactions (the “Formation Transactions”), the Company will acquire all of the partnership interests in Fidus SBIC and the General Partner, and each of Fidus SBIC and the New General Partner (as the surviving entity in the merger of the General Partner and the New General Partner) will operate as a subsidiary of the Company.  Thus, concurrently with closing the IPO:
•
The Company will acquire 100% of the limited partnership interests in Fidus SBIC through a merger of Fidus SBIC with a wholly-owned subsidiary of the Company, which retained its SBIC license, will elect to be treated as a BDC and will continue to hold its existing investments.  As a result of this merger, Fidus SBIC will be the surviving entity and the Company will issue an aggregate of shares of its common stock to the current limited partners of Fidus SBIC in exchange for their partnership interests in Fidus SBIC.  Upon consummation of the IPO, the Company will contribute approximately $    million of approximately $    million net proceeds of the IPO to Fidus SBIC, and Fidus SBIC will continue to make new investments with the net proceeds of the IPO and proceeds from the United States Small Business Administration (“SBA”) guaranteed debentures issued from time to time by Fidus SBIC.

•
The Company will acquire 100% of the membership interests in the General Partner through the merger of the General Partner with and into the New General Partner, a wholly-owned subsidiary of the Company.  As a result of this merger, the New General Partner will be the surviving entity and the Company will issue    shares of its common stock to the General Partner in exchange for its partnership interests in Fidus SBIC.  The General Partner will then distribute such shares of the Company’s common stock to its members.

•
The Company will issue      shares of common stock to the public for net proceeds (after underwriting discounts and offering expenses) of approximately $    million.  In addition, the Company may issue up to an additional     shares of common stock pursuant to the exercise by its underwriters of their over-allotment option for net proceeds of approximately $       million.

After giving effect to these transactions, (1) the Company will own 100% of the membership interests in the New General Partner, which will be the sole general partner of Fidus SBIC, and (2) the Company will own 100% of the limited partnership interests in Fidus SBIC.  The consummation of the Formation Transactions is currently under consideration by the SBA.  A diagram of the Company’s contemplated corporate structure upon consummation of the Formation Transactions is set forth on Exhibit A to this Application.

II.	PROPOSED OPERATIONS AS ONE COMPANY

A. Future Operations of the Company and Fidus SBIC
As currently contemplated by Applicants, the following types of transactions may arise in the future involving both the Company and its wholly-owned subsidiary, Fidus SBIC.

1. The Company may from time to time transfer funds to Fidus SBIC.  Additional funding may be structured as contributions of additional capital or as loans.  Such funding might be made for the purpose of increasing Fidus SBIC’s regulatory capital to allow Fidus SBIC to issue additional SBA guaranteed debentures or increasing the size of its “overline” limit for any one investment (defined by SBA regulations as 10% of the sum of private capital, i.e., paid in capital and surplus, and the “total amount of leverage projected by the [SBIC] in [its] business plan that was approved by SBA at the time of the grant of the company’s license.”).
2. Fidus SBIC may from time to time make distributions of profits and capital to the Company in respect of the Company’s investment in Fidus SBIC, subject in each case to the requirements of the SBA Act and regulations issued thereunder.
3. Fidus SBIC may from time to time make loans or other advances to the Company, subject in each case to the requirements of the SBA Act and regulations. Such loans and advances might be made for the purpose of providing funds to the Company with which to pay dividends to maintain its qualification as a RIC or to make investments for its own account or to pay operating expenses.  Fidus SBIC will not purchase or otherwise acquire any of the common stock of the Company.
4. The Company and Fidus SBIC may determine from time to time to invest in securities of the same issuer, simultaneously or sequentially, in the same or different securities of such issuer, and to purchase or sell such investments separately or jointly.
5. The Company and Fidus SBIC may from time to time purchase all or a portion of the portfolio investments held by the other in order to enhance the liquidity of the selling company or for other reasons, subject in each case to the requirements of the SBA and the regulations thereunder.

 B. Exemptive Relief Requested from Section 12(d)(1)
1. General.  Section 12 is made applicable to BDCs by virtue of Section 60 of the 1940 Act.  Section 12(d)(1)(A) makes it unlawful for any registered investment company to purchase or otherwise acquire the securities of another investment company, except to the limited extent permitted by Sections 12(d)(1)(A)(i), (ii) and (iii).  In addition, Section 12(d)(1)(C) makes it unlawful for any investment company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if the acquiring company (and other affiliated investment companies) would own more than 10% of the voting stock of the closed-end company.
2. Application of Section 12(d) to Applicants.  The Company may make loans or advances to Fidus SBIC, which could be deemed acquisitions of equity or debt securities of Fidus SBIC.  Rule 60a-1 under the 1940 Act exempts the acquisition by a BDC of the securities of an SBIC that is operated as a wholly-owned subsidiary of the BDC from Section 12(d)(1)(A) and (C) of the 1940 Act.  Accordingly, since effective upon the consummation of the IPO, the Company will be a BDC and since Fidus SBIC will be a SBIC operated as a wholly-owned subsidiary of the Company, the transfer of assets from the Company to Fidus SBIC should be exempt from the provisions of Section 12(d)(1)(A) and (C) by virtue of Rule 60a-1.
However, the provisions of Section 12(d)(1) also apply to the activities of Fidus SBIC since Fidus SBIC will be a registered investment company and will elect BDC status under the 1940 Act.  Any loans or advances by Fidus SBIC to the Company might be deemed to violate Section 12 if the loans or advances are construed as purchases by Fidus SBIC of the securities of the Company.

3. Requested Exemptions.  Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent such exception is consistent with the public interest and the protection of investors.  Therefore, Applicants request an order of the Commission exempting from the provisions of Section 12(d)(1) of the 1940 Act the acquisition by Fidus SBIC of any securities of the Company representing indebtedness.
C. Exemptive Relief Requested from Sections 57(a)(1) and (2)
1. General.  Sections 57(a)(1) and (2) make it unlawful for any person related to a BDC in the manner described in Section 57(b), or any affiliated person of that person (1) to sell any security or other property to the BDC or to any company controlled by the BDC (except securities of which the buyer is the issuer or securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities), and (2) to purchase from any BDC or from any company controlled by such BDC any security (except securities of which the seller is the issuer).
Section 57(b) specifies the person to whom the prohibitions of Section 57(a)(1) and (2) apply.  These persons include the following: (1) any director, officer, employee, or other member of an advisory board of the BDC or any person who controls, is controlled by, or is under common control with such director, officer, employee or advisory board member; or (2)(A) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, the BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or (B) any person (i) who controls is controlled by, or is in common control with the BDC or (ii) who is an officer, director, partner, copartner or employee of such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with the BDC.
2. Application of Section 57(a)(1) and (2) to Applicants.  The Company will be an affiliated person of Fidus SBIC by reason of its direct ownership of all of the limited partnership interests in Fidus SBIC and its indirect ownership of all the general partnership interests in Fidus SBIC through its 100% ownership of the New General Partner.  Fidus SBIC will be an affiliated person of the Company because it will be deemed to be under the control of the Company.  Accordingly, the Company will be related to Fidus SBIC in the manner set forth in Section 57(b), and Fidus SBIC will be related to the Company in the manner set forth in Section 57(b).  There may be circumstances when it is in the interest of the Company and its stockholders that Fidus SBIC invest in securities of an issuer that may be deemed to be a controlled affiliate of the Company or that the Company invest in securities of an issuer that may be deemed to be a controlled affiliate of Fidus SBIC.  For example, a portfolio company may be deemed to be affiliated with the Company or Fidus SBIC within the meaning of Section 2(a)(3)(C) of the 1940 Act as a result of the Company’s or Fidus SBIC’s ownership of more than 25% of the portfolio company’s voting securities.
If the Company were to engage in SBIC activities other than through a subsidiary, transactions with affiliated portfolio companies whether controlled or not controlled, would be permissible without Commission approval by virtue of Rule 57b-1.  The Commission made this clear in Investment Company Act Release 11493 (December 16, 1986) where, in adopting Rule 57b-1, it stated in relevant part:

However, non-controlled portfolio affiliates of a business development company are not among those persons whose participation in transactions with the business development company requires Commission approval (under section 57(c) [15 U.S.C. 80a-56(c)] or specific statutory findings regarding the transaction by the company’s Board of Directors (under section 57(f) [15 U.S.C. 80a-56(f)].  The legislative history of the 1980 Amendments indicates that Congress also did not intend to require Commission approval or such specific statutory findings by the Board of Directors of a business development company for transactions between the company and a controlled portfolio affiliate.  As the House Committee Report on the bill which became the 1980 Amendments states:

Conspicuously absent from the prohibitions in section 57 against transactions with the business development company are persons  which it controls or of which it holds at least 5 percent of the outstanding securities.  Also omitted from the prohibitions are persons affiliated with such so-called “downstream affiliates” of the business development company.  In this regard, it should be noted that the Commission has undertaken through rulemaking to exempt all investment companies from prohibitions relating to transactions solely between investment companies and such downstream affiliates.  The Committee again wishes to note that if experience demonstrates that under such exclusion from statutory prohibitions investors are not being adequately protected, the Committee would expect to revisit this area.

H.R. REP. No. 1341, at 48 (1980) (Comm. Rep.) (emphasis added).

However, due to an apparently inadvertent drafting error, Business Development Company transactions involving controlled portfolio affiliates and certain affiliated persons of such affiliates must be approved by the Commission.  The Commission proposes to correct this error by the rulemaking.

As pointed out in the House Committee Report, even if the Company were an investment company but not a BDC, it would be exempt from prohibitions relating to transactions between itself and its downstream affiliates.  See Rules 17a-6 and 17d-1(d)(5) and (6).  Thus, transactions between BDCs or investment companies and their downstream affiliates are exempt from the prohibitions of Sections 57(a) and 17(a) and (d).  However, without the Order requested by this Application, transactions between the Company and controlled portfolio companies of Fidus SBIC may violate Section 57(a) of the 1940 Act.

As a condition of the grant of the order sought by this Application, the Company undertakes that (A) the Company will at all times beneficially own, and directly or through a wholly-owned subsidiary, hold of record, all of the outstanding equity interests of Fidus SBIC and (B) Fidus SBIC will at all times be wholly-owned by the Company (including the 0.1% interest owned by the New General Partner) and will therefore never have public shareholders.  Moreover, no person shall serve as a member of the board of directors of Fidus SBIC who shall not have also been elected a member of the Board of the Company.  Thus, the Company and Fidus SBIC should not be precluded from investing in portfolio affiliates of each other if such investments would be permitted if the Company and Fidus SBIC were treated as one combined company.
3. Requested Exemptions.  Accordingly, the Applicants respectfully request an Order of the Commission pursuant to Section 57(c) exempting from the provisions of Sections 57(a)(1) and (2) any transaction solely between the Company and Fidus SBIC with respect to the purchase or sale of securities or other property.  The Applicants also request an  Order of the Commission exempting from the provisions of Section 57(a)(1) and (2) any transaction involving the Company and/or Fidus SBIC and portfolio affiliates of either or both of the Company and/or Fidus SBIC, but only to the extent that any such transaction would not be prohibited if Fidus SBIC (and all of its assets and liabilities) were deemed to be part of the Company and not a separate company.  It is the intent of this request only to permit the Company and Fidus SBIC to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company, as opposed to Fidus SBIC effectively being a wholly-owned subsidiary of the Company (including the 0.1% interest owned by the New General Partner).

 D. Exemptive Relief Requested from Sections 21(b) and 57(a)(3)
1. General. Section 57(a)(3) of the 1940 Act makes it unlawful for certain affiliated persons of a BDC, and certain affiliated persons of those persons, to borrow money or other property from such BDC or from any company controlled by the BDC (unless the borrower is controlled by the lender), except as permitted by Section 21(b) or Section 62.  Section 21(b) (made applicable to BDCs by Section 62) provides that it shall be unlawful for a BDC to lend any money or property, directly or indirectly, to any person that controls or is under common control with the BDC, except to any company that owns all of the outstanding securities of the BDC other than directors’ qualifying shares.
2. Application of Sections 21(b) and 57(a)(3) to Applicants.  The Company will be an affiliated person of Fidus SBIC by reason of its direct ownership of all of the limited partnership interests in Fidus SBIC and its indirect ownership of all of the general partnership interests in Fidus SBIC through its 100% ownership of the New General Partner.  The Company will not directly own all of the outstanding securities of Fidus SBIC because the New General Partner will hold a 0.1% general partnership interest in Fidus SBIC and Fidus SBIC has issued SBA-guaranteed debentures and, in the future, may have other outstanding securities in the form of indebtedness.  Fidus SBIC will be an affiliated person of the Company because it will be deemed to be under the control of the Company.  In addition, the New General Partner and Fidus SBIC may be deemed to be affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act because they will be wholly-owned subsidiaries of the Company.  Accordingly, the Company will be related to Fidus SBIC in the manner set forth in Section 57(b) and Fidus SBIC will be related to the Company in the manner set forth in Section 57(b).

There may be instances when it would be in the best interests of the Company and its stockholders for the Company to make loans to Fidus SBIC.  There may also be instances when it would be in the best interests of the Company and its stockholders for Fidus SBIC to make loans to the Company.  In the case of loans from Fidus SBIC to the Company, the loans would be prohibited by Section 21(b) and Section 57(a)(3) because in those cases, the borrower controls the lender and the lender may have outstanding securities (such as, the general partnership interests owned by the New General Partner, or SBA-guaranteed debentures) not owned by the borrower.
3. Requested Exemptions. Accordingly, the Applicants respectfully request an Order of the Commission pursuant to Section 57(c) exempting from the provisions of Section 57(a)(3) the borrowing of money or property by the Company from Fidus SBIC.  The Applicants also respectfully request an Order of the Commission pursuant to Section 6(c) exempting from the provisions of Section 21(b) the lending of money or other property by Fidus SBIC to the Company and by the Company to Fidus SBIC.  It is the intent of this request only to permit the Company and Fidus SBIC to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company, as opposed to Fidus SBIC being a wholly owned, limited partnership subsidiary of the Company.  As a condition of the grant of the Order sought by this Application, the Company agrees that for purposes of analysis under Section 57(a)(3) and 21(b), Fidus SBIC will always be collapsed into the Company, and, without further order of the Commission, the Company and Fidus SBIC will never be deemed separate entities in order to elicit more liberalized treatment under the 1940 Act.

E. Exemptive Relief Requested from Section 57(a)(4) and Rule 17d-1
1. General.  Section 57(a)(4) makes it unlawful for certain persons related to a  BDC in the manner set forth in Section 57(b), acting as principal, to knowingly effect any transaction in which the BDC or a company controlled by the BDC is a joint or joint and several participant with that person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by  the BDC or controlled company on a basis less advantageous than that of the other participant.  Section 57(i) states that the rules and regulations of the Commission under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) shall be deemed to apply to transactions subject to Section 57(a) until the adoption by the Commission of rules and regulations under Section 57(a).
Rule 17d-1(a) prohibits an affiliate or, when applying Rule 17d-1 to implement Section 57(a)(4), a person related to a BDC in a manner described in Section 57(b) acting as principal, from participating in, or effecting any transaction in connection with any joint enterprise or joint arrangement or profit-sharing plan in which any such BDC, or a company controlled by such BDC, is a participant, except pursuant to an order of the Commission.  Rule 17d-1(d)(5) grants exemptions for certain transactions described therein where so-called “upstream affiliates” of any registered investment company participants are also participants in the transaction.
2. Application of Section 57(a)(4) and Rule 17d-1(a) to Applicants.  As described above, the Company and Fidus SBIC are affiliates of each other.  There may be circumstances when it is in the interest of the Company and its stockholders that the Company and Fidus SBIC invest in securities of the same issuer, either simultaneously or sequentially, in the same or different securities of that issuer, and that they deal with their investments separately or jointly.  Such transactions would not involve upstream affiliates of any party (except for the Company as a controlling person of Fidus SBIC).  Also, these activities could conceivably involve joint investments in persons under the common control of the Company and Fidus SBIC, in which case the exemption provided by Rule 17d-1(d)(5) does not appear to be available.  However, if the Company and Fidus SBIC were one combined investment company, Rule 17d-1(d)(5) would exempt transactions between that company and downstream affiliates, and if they were one combined BDC, the transactions would be exempted by Rule 57b-1.  Because these exemptions may not be available in the circumstances proposed, Applicants are seeking an Order permitting this class of transactions under Section 57(a)(4) and Rule 17d-1.  Applicants submit that it is reasonable and fair to permit these kinds of transactions since the Company would not be subject to the provisions of Section 57(a)(4) and Rule 17d-1 had it decided to conduct its SBIC activities itself instead of through its wholly-owned subsidiary.

             3. Requested Exemptions.  Accordingly, the Applicants respectfully request an Order  of the Commission pursuant to Section 57(i) and Rule 17d-1 thereunder, permitting any joint transaction that would otherwise be prohibited by Section 57(a)(4) between the Company and Fidus SBIC with respect to any transfer of assets to Fidus SBIC or operations thereafter, and any transaction involving investments by the Company or Fidus SBIC in portfolio companies in which either is or is proposed to become an investor, but only to the extent that the transaction would not be prohibited if Fidus SBIC (and all of its assets and liabilities) were deemed to be part of the Company, and not a separate company.  As stated above, the intent of this request is only to permit the Company, Fidus SBIC, and the New General Partner to conduct their businesses as otherwise permitted by the 1940 Act, as if the Company and Fidus SBIC were a single company.

F. Exemptive Relief Requested from Sections 18(a) and 61(a)
1. General.  Section 18(a) makes it unlawful for any closed-end management company to issue any class of senior security or to sell any senior security of which it is the issuer, unless such company complies with the asset coverage and other requirements set forth in Section 18(a).  “Asset coverage” is defined in Section 18(h) to mean a ratio which the value of the total assets of an issuer, less all liabilities not represented by senior securities, bears to the amount of senior securities.  Section 18(k) provides an exemption from Section 18(a)(1)(A) and (B) (relating to senior securities representing indebtedness) for SBICs.  Section 61 applies Section 18, with certain modifications, to a BDC.
2. Application of Sections 18(a) and 61(a) to Applicants.  It appears that Fidus SBIC as an investment company licensed as an SBIC under the SBA Act would, on a standalone basis, be exempt from Section 18(a)(1)(A) and (B) and Section 61(a) by reason of the exemption provided by Section 18(k).  The Company, however, will have Fidus SBIC, itself a BDC, as its wholly-owned subsidiary.  A question exists, therefore, as to whether the Company must comply with the asset coverage requirements of Section 18 on a consolidated basis because the Company may be an indirect issuer of senior securities with respect to Fidus SBIC indebtedness.  To do so would mean that the Company would treat as its own all assets held directly by the Company and Fidus SBIC (with the value of the Company’s investment in Fidus SBIC eliminated) and would also treat as its own any liabilities of Fidus SBIC (with intercompany receivables and liabilities eliminated), including liabilities of Fidus SBIC with respect to senior securities as to which Fidus SBIC is exempt from the provisions of Section 18(a)(1)(A) and (B) by virtue of Section 18(k).

3. Requested Exemptions.  Accordingly, the Applicants request relief under Section 6(c) from Sections 18(a) and 61(a) to permit the Company to exclude from its consolidated asset coverage ratio any senior security representing indebtedness that is issued by Fidus SBIC.
G. Precedents
In connection with the preparation of this Application, with respect to transactions between the Applicants, Applicants have reviewed previous exemptive orders issued by the Commission granting exemptive relief similar to that requested herein.  See Triangle Capital Corporation, et. al., Investment Company Act Release No. 28437, File, No. 812- (October 14, 2008) (“Triangle”); Main Street Capital Corporation, et. al., Investment Company Act Release No. 28129, File No. 812-13411 (Jan. 16, 2008) (“Main Street”); Elk Associates Funding Corporation, et. al., Investment Company Act Release No. 24121, File No. 812-11420 (Nov. 2, 1999) (“Elk Associates”); Berthel Growth & Income Trust I, et. al., Investment Company Act Release No. 23864, 69 SEC Docket 2233 (June 8, 1999) (“Berthel”); Allied Capital Corporation, et. al., Investment Company Act Release No. 22941, 66 SEC Docket 297 (Dec. 16, 1997) (“Allied Capital”); Capital Southwest Corporation, et. al., Investment Company Act Release No. 22586, 64 SEC Docket 457 (Mar. 26, 1997) (“Capital Southwest”); MACC Private Equities Inc., et. al., Investment Company Act Release No. 20887; 58 SEC Docket 2067 (Feb. 7, 1995) (“Private Equities”); Allied Capital Corporation II, et. al., Investment Company Act Release No.17492, 46 SEC Docket 343 (May 16, 1990) (“Allied Capital II”); and Great Washington Investors, et. al., Investment Company Act Release No. 16055, 39 SEC Docket 549 (Oct. 15, 1987) (“Greater Washington”).
In Triangle, a parent BDC with an SBIC subsidiary obtained the same relief as requested herein, and on the same representations and conditions as contained herein, except as modified to reflect that the SBIC subsidiary was a limited liability limited partnership rather than a limited partnership.  The Triangle order permits a parent BDC and its wholly-owned SBIC subsidiary to engage in certain transactions that would be permitted if the BDC and its subsidiary were one company and permits the parent BDC to adhere to modified asset coverage requirements.
In Berthel, a parent BDC with a BDC/SBIC subsidiary obtained the same relief as requested herein, and on the same representations and conditions as contained herein, except as modified to reflect that the parent was a trust rather than a corporation and that the subsidiary was a limited liability company rather than a limited partnership.  In Capital Southwest, a parent BDC with a closed-end management investment company/SBIC subsidiary, obtained exemptive relief similar to the relief requested in this application, and on the same kind of representations and conditions as contained in this application, except that the condition relating to senior security asset coverage requirements was different due to the fact that the subsidiary in Capital Southwest was not a BDC.  The Private Equities case involved a reorganization pursuant to a bankruptcy plan which provided for the transfer of all of the capital stock of an SBIC subsidiary of the debtors to a newly created BDC, and the election of the SBIC also to be regulated as a BDC.  The Greater Washington, and Allied Capital II, cases involved existing SBICs that reorganized by establishing wholly owned subsidiaries to which the parent would transfer its SBIC license.  The parent company in each case remained a BDC with public ownership.  As in Berthel and Private Equities, the Applicants will be structured as a BDC with an SBIC/BDC subsidiary.  Accordingly, the circumstances and exemptive relief sought with respect to intercompany transactions are substantially the same, and the analysis under the 1940 Act for the intercompany transactions is the same, as in Berthel and Private Equities.

The Company is requesting the ability to engage in exactly the same transactions with its SBIC subsidiary as did Triangle, Main Street, Berthel, Elk Associates, Allied Capital, Capital Southwest, Private Equities, Greater Washington and Allied Capital II with respect to their wholly owned SBIC subsidiaries.  Because it represents the most recent order involving an SBIC/BDC subsidiary and involves a corporate parent and subsidiary, Applicants have used the Triangle application as a model, making the same kind of representations and agreeing to similar conditions; except that Triangle was an internally managed BDC that owned 99.9% of the SBIC subsidiary with the remaining 0.1% owned by the SBIC subsidiary’s general partner, and to the extent that this aspect of the Triangle situation raised additional issues and required additional exemptive relief, they are not reflected in this application.
H. Applicants’ Legal Arguments
1. Section 6(c).
Section 6(c) of the 1940 Act permits the Commission to conditionally or unconditionally exempt any person or transaction from any provision or provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.
(a)           The Exemptions Requested are Appropriate in the Public Interest.
The operation of the Company as a BDC with a wholly owned SBIC subsidiary is intended to permit the Company to engage in an expanded scope of operations beyond that which would be available to it if it conducted the SBIC operations itself.  The Company and Fidus SBIC will be engaged in operations permitted (and in fact contemplated) by the 1940 Act and subject to the provisions thereof, as they are applied to BDCs.  Moreover, since Fidus SBIC will be a wholly-

owned subsidiary of the Company, any activity carried on by it will in all material respects have the same economic effect and substance with respect to the Company’s stockholders as it would if done directly by the Company.
With respect to the exemptions from Sections 21(b) and 57(a)(3), the transactions are solely between the Company and Fidus SBIC, as its wholly-owned subsidiary.  Thus, these transactions will have no substantive economic effect, and there is no basis for overreaching or harm to the public interest.
With respect to the Sections 18(a) and 61(a) exemption, the net effect of application of the “asset coverage” requirements on a consolidated basis as to the Company and Fidus SBIC, if relief were not obtained, could be to restrict the ability of Fidus SBIC to obtain the kind of financing that would be available to the Company if it were to conduct the SBIC operations itself.  Section 18(k) exempts any class of senior securities representing an indebtedness issued by certain closed-end companies from the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a), whether or not such class of “senior” securities representing an indebtedness is held or guaranteed by the SBA.  The application of Section 18(k) to the Company would not expose investors to the risks of unconstrained leverage because the SBA regulates the capital structure of Fidus SBIC.  Accordingly, no harm to the public interest will occur if these exemptions are granted.
Based on the foregoing, it is clear that the public interest will not be harmed by the granting of the requested exemptions, while the interests of the Company and its stockholders will be enhanced.

(b)	The Exemptions Requested are Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policies and Provisions of the 1940 Act.
With respect to the exemptions requested in relation to transactions between the Company and Fidus SBIC, as noted above, the exemptions will have no material adverse financial or economic impact on the Company’s stockholders because Fidus SBIC will effectively be a wholly-owned subsidiary of the Company, and the Company’s stockholders will effectively own all economic interests in Fidus SBIC.  Also, the representations and agreements of the Company made in this Application effectively eliminate any substantive differences between applying the regulatory framework to the Company conducting its SBIC activities as one entity and the framework applicable to the Company and Fidus SBIC as separate entities.
Congress meant to encourage the development of venture capital companies by the enactment of the 1980 amendments to the 1940 Act (“the “1980 Amendments”).  A principal purpose of the 1980 Amendments was to remove regulatory burdens on venture capital companies while assuring adequate protection of the interests of investors in such companies.  S. REP. No. 958, at 5 (1980); H.R. REP. No. 1341, at 21-22 (1980), as reprinted in 1980 U.S.C.C.A.N. 4803, 4904.  The 1980 Amendments sought to eliminate provisions of the 1940 Act that created unnecessary disincentives to venture capital activities. Id.  One goal underlying elimination of these disincentives was to increase investment by the public, particularly institutional investors, in professionally managed venture capital companies in order to provide a new source of risk capital for small developing companies.  See Reginald L. Thomas & Paul F. Roye, Regulation of Business Development Companies Under the Investment Company Act, 55 S. CAL. L. REV. 895, 912 (1982).

In adopting interim Rules 60a-1 and 57b-1, the Commission recognized this goal, stating “The 1980 Amendments, which became effective immediately upon their signing by the President, represent the considerable efforts of Congress and numerous other participants, including representatives of the Commission and the “venture capital” industry, to enhance the flow of capital to small, developing businesses and financially troubled businesses.” Investment Company Act Release No. 11493, [1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) 183,704 (Dec. 16, 1980).  The Commission also stated in this Release that “it is clear that Congress did not intend to prohibit business development companies from acquiring the securities of and operating wholly owned SBICs.  Indeed, the 1980 Amendments specifically recognized the possibility of such ownership.” Subsidiary SBICs are also contemplated by Item 8 of the instructions to Form N-2.
The Applicants submit that the proposed transactions are entirely consistent with the general purposes of the 1980 Amendments.  By this Application, the Company seeks relief that will allow it, together with its wholly owned SBIC subsidiary, to expand and broaden its activities consistent with the Congressional policies described above and without creating conflicting regulatory problems.  The plan can be accomplished only by obtaining the exemptions requested.  The proposed transactions are clearly consistent with the general purposes of the 1940 Act, as amended by the 1980 Amendments.
It is submitted that granting the requested exemption on the terms set forth in this Application is consistent with the policies and provisions of the 1940 Act and will enhance the interests of the Company’s stockholders while retaining for them the important protections afforded by the provisions of the 1940 Act.

2. Section 12(d)(1)(J).
Applicants request an order of the Commission exempting from the provisions of Section 12(d)(1) any loans or advances by Fidus SBIC to the Company that may be deemed to violate Section 12(d)(1) if the loans or advances were construed as purchases by Fidus SBIC of the securities of the Company representing indebtedness.  Section 12(d)(1)(J) permits the Commission to conditionally or unconditionally exempt any person or transaction from any provision of Section 12(d)(1) if and to the extent that the exemption is consistent with the public interest and the protection of investors.
With respect to the exemption from Section 12(d)(1) allowing Fidus SBIC to make loans or advances to the Company without creating a prohibited purchase of securities from a related BDC, Fidus SBIC’s wholly-owned subsidiary status and consolidated financial reporting with the Company will both eliminate the possibility of overreaching and prevent confusion as to the financial status of the Company to the company’s stockholders, who are the investors that the 1940 Act is intended to protect.
3. Section 57(c).
In addition to relief under Section 6(c) and 12(d)(1), the Applicants request relief under Section 57(c) with respect to the proposed operations as one company and certain transactions between the Applicants and portfolio companies, as specified above.  Section 57(c) directs the Commission to exempt a transaction from one or more provisions of Sections 57(a)(1), (2), and (3) if all three of the following standards are met: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the business development company or its stockholders or partners on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of the business development company as recited in the filings made by such company with the Commission under the Securities Act of 1933, as amended (“1933 Act”), its registration statements and reports filed under the Exchange Act, and its reports to stockholders or partners; and (iii) the proposed transaction is consistent with the general purposes of the 1940 Act.
(a) Under Section 57(c)(1), the terms of the proposed transaction must be reasonable and fair and must not involve overreaching of the business development company or its stockholders on the part of any person.  As discussed above, the proposed operations as one company will enhance efficient operations of the Company and its wholly-owned subsidiary, Fidus SBIC, and allow them to deal with portfolio companies as if the Company and Fidus SBIC were one company.  Operation as essentially one company in these circumstances has been repeatedly recognized by the Commission in exemptive orders, including with respect to Triangle, Main Street, Elk Associates, Allied Capital, Berthel, Capital Southwest, Private Equities, Greater Washington, and Allied Capital II and other companies cited in the application of these.  As discussed above with respect to the Applicants’ legal arguments under Section 6(c), the contemplated transactions among the Applicants and affiliates as specified above will be reasonable and fair and will not involve overreaching on the part of any person.
(b) As indicated above, the terms of the proposed transactions are reasonable and fair and do not involve overreaching of the Company or its stockholders by any person.  The Company believes that the requested Order would permit it and Fidus SBIC to carry out more effectively (1) the purposes and objectives of the Applicants of investing primarily in small business concerns, and (2) the intent and policy of Congress as stated in and implemented by the 1940 Act, the SBA Act and the 1980 Amendments.
(c)           Under Section 57(c)(2), relief may be granted if the proposed transactions are consistent with the policy of the business development company as specified in filings with the Commission and reports to stockholders.  The proposed operations of the Applicants as one company and the requested relief are consistent with the disclosure in the prospectus included in the Company’s registration statement on Form N-2, Fidus SBIC’s registration statement on Form N-5, and the disclosure in the Confidential Information Statement/Private Placement Memorandum with respect to the Formation Transactions.  Accordingly, this condition is also met.
(d)           In addition, the representations and agreements of the Company made in this Application effectively eliminate any substantive differences between applying the regulatory framework to the Company conducting its SBIC activities as one entity and the framework applicable to the Company and Fidus SBIC as separate entities and granting the requested exemptions on the terms set forth in this Application is consistent with the policies and provisions of the 1940 Act and will enhance the interests of the Company’s stockholders while retaining for them the important protections afforded by the provisions of the 1940 Act.
(e)           With respect to the exemptions from Section 57(a)(1) and (2), since Fidus SBIC (including the 0.1% interest owned by the New General Partner) will be a wholly-owned subsidiary of the Company and since no officers or directors of Fidus SBIC or of the Company, or any controlling persons or other “upstream affiliates” of the Company will have any prohibited financial interest in the transactions described with respect to operation as one company, there can be no overreaching on the part of any persons and no harm to the public interest will occur in transactions solely between the Company and Fidus SBIC.
(f)           With respect to the exemption from Section 57(a)(3), the transactions will be solely between the Company and Fidus SBIC (including the 0.1% interest owned by the New General Partner), as its wholly-owned subsidiary.  Thus, these transactions will have no substantive economic effect, and there is no basis for overreaching or harm to the public interest.
In summary, the Applicants meet the standards for relief under Section 57(c) with respect to the exemptions from Sections 57(a)(1), (2) and (3) as described above.
4. Sections 57(i), 57(a)(4) and Rule 17d-1.
Relief is also requested under Rule 17d-1 with respect to certain joint transactions that would otherwise be prohibited by Section 57(a)(4), including transfers of assets between the Applicants and investments in the same portfolio companies by the Company and Fidus SBIC, all as described above.  Section 57(i) provides that rules and regulations under Section 17(d) will apply to transactions subject to Section 57(a)(4) in the absence of rules under that section.  The Commission has not adopted rules under Section 57(a)(4) with respect to joint transactions and, accordingly, the standards set forth in Rule 17(d)-1 govern Applicants’ request for relief.  In determining whether to grant an order under Section 57(i) and Rule 17d-1, the Commission considers whether the participation of the BDC in the joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants in the transaction.
(a) First, as discussed above with respect to the Applicants’ legal arguments under Section 6(c), the proposed transactions are consistent with the policy and provisions of the

 1940 Act and will enhance the interests of the Company’s stockholders while retaining for them the important protections afforded by the provisions of the 1940 Act.
(b) Second, since the joint participants will conduct their operations as though they comprise one company, the participation of one will not be on a basis different from or less advantageous than the others.
In summary, the Applicants meet the standards for relief under Rule 17d-1.

III.	CONSOLIDATED REPORTING
A. Fidus SBIC’s BDC Election
Section 54 of the 1940 Act provides that any company defined as a “business development company” in Section 2(a)(48)(A) and (B) may elect to be regulated as a BDC, that is, subject to the provisions of Sections 55 through 65 of the 1940 Act and to those sections of the 1940 Act made applicable to BDCs by Section 59 thereof.  However, Section 54 requires that in order to elect BDC treatment under the 1940 Act, such company must have “a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934” or have “filed a registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 for a class of its equity securities.”
The Company will elect to be regulated as a BDC.  It meets the definitional requirements of Section 2(a)(48) of the 1940 Act and will file a registration statement on Form 8-A, registering its common stock under Section 12(b) of the Exchange Act.
Fidus SBIC also meets the 1940 Act’s definitional requirements for a BDC; however, it will never issue equity securities listed or admitted for trading on a national securities exchange, nor will a class of its equity securities be required to be registered under the Exchange Act pursuant to Section 12(g) of the Exchange Act.  Therefore, although Fidus SBIC is not required to register its equity securities under Section 12 of the Exchange Act, pursuant to the provisions of the Exchange Act, Fidus SBIC voluntarily registered its securities under Section 12 of the Exchange Act in order to elect BDC treatment under the 1940 Act.
Section 12(g) of the Exchange Act requires issuers with specified assets and a specified number of security holders to register under the Exchange Act.  Because all of Fidus SBIC’s equity securities are and at all times will be effectively owned by one person (the Company), it does not and will not ever meet the second test.  Nevertheless, Section 12(g) of the Exchange Act provides that “[a]ny issuer may register any class of equity security not required to be registered by filing a registration statement pursuant to the provisions of this paragraph.”
Form N-2, used for registration of securities under the 1933 Act for a company electing business development company treatment, specifically contemplates that a BDC may have a wholly owned SBIC subsidiary that also is a BDC.  Item 8, paragraph 6 “Business Development Companies,” specifies certain information that BDCs must provide.
If the Registrant has a wholly owned small business investment company subsidiary, disclose: (1) whether the subsidiary is regulated as a business development company or investment company under the 1940 Act . . .
SEC Form N-2, Item 8, 6.b.
The instructions contemplate exactly the same structure as that of the Applicants, i.e. a public parent offering securities pursuant to a registration statement under the 1933 Act, with such securities being registered under the Exchange Act and the public parent having a wholly owned SBIC subsidiary that is eligible to make a BDC election.  This structure is also expressly contemplated by Section 2(a)(46) of the 1940 Act (added by the 1980 Amendments) which allows a wholly owned SBIC to be deemed an “eligible portfolio security” of a BDC.

The 1980 Amendments were designed to remove unnecessary and costly regulatory burdens to the entrepreneurial activities of the venture capital industry.  “[T]his Bill seeks specifically to reduce some of the costs of government regulation imposed on the capital-raising process, to the extent that it can be done without sacrificing necessary investor protection.” H.R. REP. No. 96-1341, at 37 (1980).
If Fidus SBIC had not voluntarily registered under the Exchange Act, its only alternative would have been to be regulated as a closed-end investment management company.  This legal result would have occurred because at the time of consummation of the Formation Transactions, Fidus SBIC will no longer meet the requirements of Sections 3(c)(1)  or 3(c)(7) pursuant to which a company may be excepted from 1940 Act registration.  Under Section 3(c)(1)(A) of 1940 Act, because the Company will own more than 10% of the outstanding voting securities of Fidus SBIC, Fidus SBIC will be deemed to be owned by the public stockholders of the Company, the number of which greatly exceeds 100.  Requiring Fidus SBIC to function as a registered management investment company while its parent operates as a business development company would have increased the administrative and legal costs of operating the business.  Under Section 3(c)(7) of the 1940 Act, because the Company could be deemed to have been formed for the purpose of investing in Fidus SBIC, the Company could be deemed to fail to qualify as a “qualified purchaser” within the meaning of Section 2(a)(51) by virtue of Rule 2a51-3(a).
For example, different provisions regulating transactions with affiliated persons would apply (Section 17(a) - (e) applies to investment companies; Section 57 applies to BDCs).  Any transaction would need to be reviewed under both provisions.  In addition, the numerous other

1940 Act provisions made inapplicable to BDCs (and, accordingly, to the Company) by the 1980 Amendments would be applicable to Fidus SBIC.  This would be an illogical result, given that the types of securities to be acquired by Fidus SBIC and the managerial assistance to be offered to the portfolio companies of Fidus SBIC fall squarely within the 1940 Act provisions applicable to BDCs.  In addition, as set forth in full below, the periodic reporting requirements for the Company and Fidus SBIC would be different, with the Company filing periodic reports under Section 13 of the Exchange Act, and Fidus SBIC filing different reports, on an unconsolidated basis, under the provisions of the 1940 Act.  This is precisely the type of unnecessary regulatory burden on the provision of capital to small businesses sought to be avoided by enactment of the 1980 Amendments.  Moreover, this dual public reporting by two members of a corporate group that have no uncommon ultimate owners could confuse stockholders and the securities markets.
In summary, the Applicants do not believe that, in these circumstances, Fidus SBIC should be denied the benefits of the 1980 Amendments.  To do so would defeat the attempt of the 1980 Amendments to provide a measure of regulatory relief to this SBIC, the very kind of company intended to receive such relief.
B. Exemptive Relief Requested from Sections 12(h) and 13 of the Exchange Act
1. General.  Section 12(h) of the Exchange Act provides in part as follows:

The Commission may. . . upon application of an interested person, by order, after notice and opportunity for hearing, exempt in whole or in part any issuer. . . from the provisions of. . . section 13. . . upon such terms and conditions and for such period as it deems necessary or appropriate, if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors.
Section 13 of the Exchange Act is the primary section requiring filing of periodic reports under that Act.

2. Application of Section 12(h) and Section 13 of the Exchange Act to the Applicants.  As outlined above, in order to be a BDC, Fidus SBIC will register a class of equity securities under Section 12(g) of the Exchange Act.  Absent an exemptive order, such registration subjects Fidus SBIC, on an unconsolidated basis, to periodic filings with the Commission, even though Fidus SBIC will have only one equity holder, who obviously has ready access to such information on a more timely basis than required under the Exchange Act.
3. Requested Exemption.  Accordingly, the Applicants request an order of the Commission under Section 12(h) of the Exchange Act exempting Fidus SBIC from the reporting requirements of Section 13(a) of the Exchange Act, subject to the conditions specified in Section IV of this Application.
C. Precedents
In connection with the relief requested in this section, reference is made to Triangle, Berthel, Private Equities and Midland.  In Triangle, Berthel and Private Equities, a parent BDC with a BDC/SBIC subsidiary obtained the same relief as requested herein, and on substantially the same representations and conditions contained herein.  In Midland, a parent BDC with a BDC/SBIC subsidiary obtained a joint exemptive order with respect to various 1940 Act issues as well as relief from reporting requirements under Section 12(h) of the Exchange Act.  With a two-level BDC structure, the SBIC subsidiary had for some time filed Exchange Act reports with the SEC but obtained relief from further filing in the Midland order.
Because of the factual similarity between the Triangle structure and that of the Applicants, Triangle has been used as a model for the relief under Section 12(h) requested in this Application.  Triangle and the Applicants both are cases involving a BDC parent with a wholly owned SBIC/BDC subsidiary.

D. Applicant’s Legal Analysis
Section 12(h) of the Exchange Act permits an exemption from reporting or certain other provisions of the Exchange Act if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors.
1. The Requested Order is not Inconsistent with the Public Interest of the Protection of Investors.
If the requested Order is granted, the Applicants, on a consolidated basis, will be providing to investors exactly the information required by Exchange Act reporting -- consolidated financial reports pursuant to applicable Commission rules and generally accepted accounting principles.  By voluntary registration of Fidus SBIC under the Exchange Act to become a BDC, but not reporting separately, the Exchange Act reporting structure for the Applicants is the same as if Fidus SBIC did not voluntarily register.  Accordingly, it is indisputable that the requested action is not inconsistent with the public interest or the protection of investors.  The Order will permit the two-company BDC structure specifically contemplated by the 1980 Amendments and normal, consolidated reporting under Exchange Act rules will be applicable.
The Applicants believe it was not the intent of Congress in adopting the 1980 Amendments to liberalize registration and reporting requirements for a qualified venture capital investment company parent while retaining those requirements for that parent’s wholly owned SBIC subsidiary engaged in the same business.  Under the Applicants’ proposed format, Fidus SBIC, as a controlled subsidiary of an issuer with securities registered under the Exchange Act, will be providing the disclosure and reporting under the Exchange Act that was deemed an adequate substitute for 1940 Act registration and reporting for BDCs.  As an SBIC, Fidus SBIC is engaged in the type of activity -- small business capital formation -- that Congress wished to encourage with liberalized regulation under the 1940 Act.  This fact was made clear by Section 2(a)(46) of the 1940 Act, which allows a wholly owned SBIC to be deemed an “eligible portfolio security” of a BDC.
The Applicants submit that requiring detailed registration statements and imposing 1940 Act reporting requirements on an SBIC that is subject to consolidated Exchange Act disclosure and reporting requirements would be counter to Congressional intent.  Much of the benefit accruing to BDCs would be thwarted by requiring detailed registration statements and duplicative reports of a BDC’s wholly owned investment company subsidiary, particularly when that investment company subsidiary is an SBIC, an entity given favored treatment under the 1940 Act and the 1980 Amendments.  Applicants believe that the Congressional intent was to allow an otherwise qualified wholly-owned subsidiary of a BDC to elect BDC status.
Further, Section 12(h) establishes a number of criteria to determine whether an exemptive order is not inconsistent with the public interest or protection of investors.  Among these are the number of public investors, amount of trading interest in the securities and nature and extent of the issuer’s activities.  Fidus SBIC will have only one investor, which is itself a reporting company, and no public investors.  There will be no trading in Fidus SBIC securities.  Accordingly, no public interest or investor protective purpose will be served by separate Fidus SBIC reporting.  The nature and extent of Fidus SBIC activities are such that its activities will be fully reported on through consolidated financial reporting in accordance with normal accounting rules.  Again, there is no public or investor protective purpose to be served by separate Fidus

SBIC reporting.  Accordingly, Applicants believe that the requested exemption meets the standards of Section 12(h) of the Exchange Act.
IV.	CONDITIONS OF EXEMPTIVE ORDER
Applicants agree that the requested Order will be subject to the following conditions:
A. Capital Structure Conditions
1. The Company will at all times own and hold, beneficially and of record, all of the outstanding limited partnership interests in Fidus SBIC and all of the outstanding membership interests in the New General Partner, or otherwise own and hold beneficially, all of the outstanding voting securities and other partnership interests in Fidus SBIC.
2. Fidus SBIC will have investment policies not inconsistent with those of the Company, as set forth in the Company’s Registration Statement.
3. No person shall serve as a member of the Fidus SBIC board of directors unless such person shall also be a member of the Company’s Board.  The Fidus SBIC board of directors will be appointed by the equity owners of Fidus SBIC.
4. The Company will not itself issue or sell any senior security and the Company will not cause or permit Fidus SBIC to issue or sell any senior security of which the Company or Fidus SBIC is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61); provided that immediately after the issuance or sale of any such notes or evidences of indebtedness by either the Company or Fidus SBIC, the Company and Fidus SBIC on a consolidated basis, and the Company individually, shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)), except that, in determining whether the Company and Fidus SBIC on a consolidated basis have the asset coverage required by Section 61(a), any borrowings by Fidus SBIC shall not be considered senior securities, and for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.
5. The Company will acquire securities of Fidus SBIC representing indebtedness only if, in each case, the prior approval of the SBA has been obtained.  In addition, the Company and Fidus SBIC will purchase and sell portfolio securities between themselves only if, in each case, the prior approval of the SBA has been obtained.
B. Consolidated Reporting Conditions
1. The Company will (a) file with the Commission, on behalf of itself and Fidus SBIC, all information and reports required to be filed with the Commission under the Exchange Act and other applicable federal securities laws, including information and financial statements prepared solely on a consolidated basis as to the Company and Fidus SBIC, such information and reports to be in satisfaction of the separate reporting obligations of Fidus SBIC; and (b) provide to its stockholders such information and reports required to be disseminated to the Company’s stockholders, including information and financial statements prepared solely on a consolidated basis as to the Company and Fidus SBIC, such reports to be in satisfaction of the separate reporting obligations of Fidus SBIC.  Notwithstanding anything in this condition, the Company will not be relieved of any of its reporting obligations including, but not limited to, any consolidating statements setting forth the individual statements of Fidus SBIC required by Rule 6-03(c) of Regulation S-X.
2. The Company and Fidus SBIC may file on a consolidated basis pursuant to the above condition only so long as the amount of the Company’s total consolidated assets invested in assets other than (a) securities issued by Fidus SBIC or (b) securities similar to those in which Fidus SBIC invests, does not exceed 10%.

V.	CONCLUSION AND REQUEST FOR ORDER
Based on the foregoing, Applicants respectfully request that the Commission issue an Order pursuant to Sections 6(c), 12(d)(1)(J), and 57(c) of the 1940 Act granting exemptions from Sections 12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1), (2), (3), and (4), and 61(a) of the 1940 Act; under Section 57(i) and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act; and under Section 12(h) of the Exchange Act granting an exemption from Section 13(a) of the Exchange Act, all on the terms and conditions set forth herein.

VI.	EXHIBIT LIST

The following documents are annexed to this Application as Exhibits and are incorporated by reference.
Exhibit A                      Diagram of the Company’s corporate structure
Exhibit B                      Verification Required by Rule 0-2(d)
Exhibit C                      Resolution Authorizing Application

VII.	AUTHORIZATIONS REQUIRED BY RULE 0-2

All requirements for the execution and filing of this Application have been complied with and the person executing and filing this Application is fitly authorized to do so.  The Board of Directors of the Company and the General Partner, on behalf of Fidus SBIC, and members of the General Partner, the New General Partner and Fidus Advisors authorized the filing of this Application pursuant to the resolutions attached as Exhibit C.  The person executing the Application on behalf of Fidus SBIC, the General Partner, the New General Partner and Fidus Advisors, states that he has duly executed the attached Application for and on behalf of the applicable Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 15th day of March, 2011.
Fidus Investment Corporation
By: /s/ Edward H. Ross
Name: Edward H. Ross
Title: Chief Executive Officer
Fidus Mezzanine Capital, L.P.
By: /s/ Edward H. Ross
Name: Edward H. Ross Authorized Person
Fidus Mezzanine Capital GP, LLC
By: /s/ Edward H. Ross
Name: Edward H. Ross
Authorized Person
Fidus Investment GP, LLC
By: /s/ Edward H. Ross
Name: Edward H. Ross Authorized Person
Fidus Investment Advisors, LLC
By: /s/ Edward H. Ross
Name: Edward H. Ross Authorized Person

EXHIBIT A

Diagram of the Company’s Contemplated Corporate Structure

The following diagram depicts the Company’s organizational structure upon completion of the Formation Transactions:

EXHIBIT B
VERIFICATION

The undersigned states that he has duly executed the attached exemptive application dated March 15, 2011 for and on behalf of Fidus Investment Corporation; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he has duly executed the attached exemptive application for and on behalf of Fidus Mezzanine Capital, L.P., Fidus Mezzanine Capital GP, LLC, its general partner, Fidus Investment GP, LLC, a wholly-owned subsidiary of the Company and the new general partner of Fidus SBIC, and Fidus Investment Advisors, LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
/s/ Edward H. Ross
Name: Edward H. Ross
Date: March 15, 2011

EXHIBIT C
Resolution of the Board of Directors of Fidus Investment Corporation
RESOLVED, that the Proper Officers be, and each hereby is, authorized, empowered, and directed to execute and cause to be filed with the SEC any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such Proper Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate such actions or pursue such activities or transactions on behalf of the Corporation.